Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    July    2003



                         PINE VALLEY MINING CORPORATION
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


PINE VALLEY MINING CORPORATION PROPOSES 7:1 SHARE CONSOLIDATION FOR SHAREHOLDERS MEETING

VANCOUVER, BRITISH COLUMBIA, July 11, 2003 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMMCF) (the "Company" or "PVM")announces that it will propose at the shareholder's meeting scheduled for August 12, 2003 a seven for one share consolidation of the share capital and thereafter increase the authorized capital of the Company so that the authorized post-consolidation capital consists of 15,000,000 Common shares without par value. The Company currently has 38,229,519 shares issued and outstanding. After the share consolidation there would be 5,461,358 shares issued and outstanding.

The Board believes that the share consolidation will facilitate increasing retail investor interest in the Company as it looks to unlock the potential of the Willow Creek Coal Project. As the Company has recently changed its name, it is not proposed that the Company consider a further name change. The share consolidation is subject to shareholder and TSX Venture Exchange approval.

PINE VALLEY MINING CORPORATION

"Richard Palmer"
Richard Palmer
Chief Executive Officer
###
Contacts:
Richard Palmer                         Mark Fields
Chief Executive Officer                President
011- 614-3947-3742                     (604) 682-4678
or within Australia 0439-473-742       Vancouver, British Columbia, Canada
Sydney, Australia                      markfields@radiant.net
rpalmer@aol7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated January 24, 2003.

PINE VALLEY MINING CORPORATION




Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Pine Valley Mining Corporation

Date:     July 11, 2003                    " Richard Palmer "
                                            Chief Executive Officer